UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 31, 2025, Mr. Andrew Yeo Eng Sian, an executive director and chief executive officer of Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company”) notified the board of directors of the Company (the “Board”) of his decision to resign his position as chief executive officer and director of the Board, effective on December 31, 2025. Mr. Andrew Yeo Eng Sian’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. As of the date of this current report on Form 6-K, it is the Company’s intention to maintain an advisory relationship with Mr. Andrew Yeo Eng Sian on terms to be determined upon entry into such advisory agreement.

To fill the vacancy created by Mr. Andrew Yeo Eng Sian’s resignation until the Company’s next annual general meeting called for the election of directors, the Board appointed Gan Hong Loon to serve as an interim chief executive officer, effective on December 31, 2025.

On December 31, 2025, Mr. Tay Beng Boon, an executive director and chief operating officer of the Company notified the Board of his decision to resign his position as executive officer and director of the Board, effective on December 31, 2025. Mr. Tay Beng Boon’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. As of the date of this current report on Form 6-K, Mr. Tay Beng Boon has been appointed as managing director of Phaos Technology Pte. Ltd., a Singapore subsidiary of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: January 16, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Interim Chief Executive Officer and Chief Financial Officer